Exhibit (k)(2)

ORGANIZATIONAL AND OFFERING EXPENSES AGREEMENT

AGREEMENT is made this 20th day of August, 2021, by and between DOUBLELINE SHILLER CAPE® ENHANCED INCOME FUND, a Massachusetts business trust (the “Fund”), and DoubleLine Alternatives LP, a Delaware limited partnership (the “Adviser”).

WHEREAS, the Fund and the Adviser have separately entered into an Investment Management Agreement dated August 20, 2021 (the “Management Contract”).

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1.        The Adviser agrees to pay all of the Fund’s organizational expenses. The Adviser also agrees to pay the Fund’s offering costs of the initial offering of common shares of beneficial interest of the Fund (“shares”). For purposes of this Agreement, “offering costs” do not include management fees payable by the Fund pursuant to the terms of the Management Contract but do include, without limitation, (i) any applicable portion of the Fund’s reimbursement of expenses incurred by the Fund’s underwriters in connection with the initial public offering (the “IPO”), and (ii) out-of-pocket expenses related to the IPO incurred by certain employees and affiliates, or associated persons thereof, of the Adviser, including in connection with participation in the road show and related activities.

2.        This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not “interested persons” of the Fund within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Fund.

3.        This Agreement shall be governed by, construed and interpreted in accordance with the laws of The Commonwealth of Massachusetts, without regard to principles of conflicts of law.

4.        If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

5.        The Fund’s Amended and Restated Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

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IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year first above written.

DOUBLELINE SHILLER CAPE® ENHANCED INCOME FUND

By:
Name:	Ronald R. Redell
Title:	President and Chief Executive Officer

DOUBLELINE ALTERNATIVES LP

By:
Name:	Henry V. Chase
Title:	Authorized Signer

[Signature Page – Organizational and Offering Expenses Agreement]